FOR IMMEDIATE RELEASE

Contact:

Dan Goldstein, Chairman, Formula Systems (1985) Ltd.

011-972-9-959-8800

Dennis S. Dobson Inc. for Formula Systems (1985) Ltd.

203-255-7902

FORMULA SYSTEMS (1985) LTD. ANNOUNCES SHAREHOLDER APPROVAL OF PRIVATE PLACEMENT OF $36 MILLION TO AN ENTITY OWNED BY FIMI AND DAN GOLDSTEIN

Herzliya, Israel, February 17, 2005 – Formula Systems (1985) Ltd. (Nasdaq: FORTY), a leading provider of information technology products, solutions and services, today announced that its shareholders have approved the previously announced private placement of 2,400,000 Formula shares for an aggregate purchase price of $36,000,000. The resolution was passed by a special majority of the Company’s non-interested shareholders, as required by Israeli law.   More than 80% of the votes cast, including more than 68% of the votes cast by non-interested shareholders, voted in favor of the transaction.

The shares will be issued to FIMGold Limited Partnership, an entity owned in equal parts by Dan Goldstein, Formula’s CEO and Chairman of the Board, and FIMI Opportunity Fund and parties related to it. Prior to the private placement, Dan Goldstein also will transfer to FIMGold all of his shares of Formula and Formula Vision Technologies (F.V.T.) Ltd. (a subsidiary of Formula).

Following the transactions, FIMGold will hold a total of 4,400,000 Formula shares, which will constitute a controlling interest comprising of approximately 33% of Formula’s outstanding shares, and 15,500,000 shares of Formula Vision, which constitutes approximately 24% of Formula Vision’s outstanding shares.

The parties have entered into definitive agreements relating to these transactions, and the closing is scheduled to occur in approximately two weeks.

Formula Systems (1985) Ltd. (NASDAQ: FORTY):

Formula Systems (1985) Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

FIMI Opportunity Fund is the first investment fund in Israel to offer “one-stop-shop”, for buy-outs and mezzanine financing.

The fund has a diversified portfolio, whereas the investments are in matured companies, with proven track record of revenues, positive cash flow significant profitability and strong management.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statement contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: successful consumption of the transactions contemplated in this press release, market demand for the companies’ products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent annual report on Form 20-F. Formula undertakes no obligation to publicity release any revision to any forward looking statement.